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Tavis Schriefer · 2nd in

CEO @ teleCalm, Phone service for Alzheimer's & dementia, both at home and in senior living

Dallas/Fort Worth Area · 500+ connections · **Contact info**

 **Community College US Air Force**

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Experience



Founding CEO
teleCalm · Full-time
2016 – Present · 4 yrs
Dallas/Fort Worth Area

Launched the teleCalm service in 2018 to solve phone-related issues families living with Alzheimer's and other cognitive challenges often

   Q Search   

my mom's life but was also a source of stress and

This experience sparked the idea for teleCalm and


teleCalm Overview

President / CEO / Co-Founder
IDEATIVE Product Ventures, Inc.
2002 – 2015 · 13 yrs
Dallas/Fort Worth Area

Led a boutique consumer electronics company tha
product inventions to the mass merchant and reta
deep understanding of IP development, new produ
management, overseas manufacturing, contract n



eCommerce Strategist / eBusiness Archite
Nortel Networks
1991 – 2002 · 11 yrs
Dallas/Fort Worth Area

Developed and delivered IT-empowered business
and capability for Nortel. Engaged senior executiv
into technical solutions that supported broader go
Drove enterprise-wide projects, steering work fro



Software Programmer
United States Air Force
1981 – 1994 · 13 yrs



Education

Community College of the US Air Force
Computer Information Systems
1981 – 1987



Volunteer Experience

Advisor - Women in Science & Healthcare
Health Wildcatters



 **Q** Search   

Advisor to 13 teams comprised of physicians, rese
weekend healthcare hackathon event sponsored b

 ### Mentor - Texas Healthcare Challenge
Health Wildcatters

Aug 2019 · 1 mo

Provided mentoring to teams during this weekend
thinking to create changes, solve problems, and p

 ### Crew assisting Joplin Humane Society ado
ASPCA

May 2011 · 1 mo
Animal Welfare

Volunteer for 2-day adoption event to help find ho
Joplin Missouri.

Show 1 more experience ⌄

Skills & Endorsements

Entrepreneurship · 36

Endorsed by **Jason Nicosia, who is highly skilled
at this**



Start-ups · 29

Endorsed by **Arlo Gilbert and 3 others who are
highly skilled at this**

Endorsed by **4 of Tavis' colleagues at No
Networks**

Strategy · 27

 Endorsed by **4 of Tavis' colleagues at Nortel Networks**

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